Valeant’s perspectives on
R&D

Filed by Valeant Pharmaceuticals International, Inc.
(Commission File No. 001-14956) pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to
Rules 14a-12 and 14d-2 under the Securities Exchange Act of
1934
Subject Company: Allergan, Inc.
Commission File No.: 001-10269

Forward-looking Statements
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), business development activities, including the timing of closing pending transactions, clinical results and timing of development products, peak sales of products and its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Forward-looking statements may be identified by the use of the words “anticipates,”
“expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,”
“create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements.  These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the
“SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the
SEC and the CSA, and include, but are not limited to:
the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with
Allergan and that Allergan will reject a transaction with Valeant;
if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;
the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;
the effects of governmental regulation on our business or potential business combination transaction;
ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;
our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
the impact of competition from other market participants;
the development and commercialization of new products;
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.
Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

More Information
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of
Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with
Allergan. In furtherance of this proposal, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed preliminary proxy statements with the Securities and Exchange Commission (the “SEC”) on May 13, 2014 and June 2, 2014 (the “preliminary proxy statements”) and Valeant and
Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC.  This communication is not a substitute for the preliminary proxy statements or any other proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE
URGED TO READ THE PRELIMINARY PROXY STATEMENTS AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENT,
PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS  AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR
ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statements, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing
Square through the web site maintained by the SEC at http://www.sec.gov.
Consent was not obtained or sought with respect to third party statements referenced in this presentation.
Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information
regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the preliminary proxy statements. The additional definitive proxy soliciting material referred to in this paragraph and the preliminary proxy statements can be obtained free of charge from the sources indicated above.

Valeant’s thoughts on industry innovation
Innovation is critical for the future of healthcare and the success of
Valeant
Majority of innovation coming from outside the big industry players
Big Pharma, primarily sourcing innovation by buying later-stage products driven by biotechs, venture capital, start-ups,
foundations, physicians, and academic centers
Leading products largely developed outside of Big Pharma
Valeant’s strength in R&D/innovation focused on:
Core areas of dermatology, ophthalmology, and branded
generics
Focused on line extensions and reformulations, where returns are more certain, and where Valeant has expertise

Innovation and productivity in the Pharmaceuticals industry 5

# of drugs / $B in R&D spending

VALEANT
Pharmaceuticals International, Inc.

Source: “Diagnosing the decline in pharmaceutical R&D efficiency”, Jack W. Scannell, Alex Blanckley, Helen Boldon & Brian Warrington, Nature Reviews Drug
Discovery 11, 191-200 (March 2012);
R&D productivity in pharma has been declining
since the 1950s
1000
100
10
1.0
0.1
2010 2000 1990 1980 1970 1960 1950
Overall trend in R&D efficiency

Harvard Business Review

nature REVIEWS

nature chemical biology

VALEANT
Pharmaceuticals International, Inc.

Evidenced by both scientific & business
publications (1/2)
the CEO of GlaxoSmithKline, believes that declining
R&D productivity is his industry's primary problem
Rebuilding the R&D engine in Big Pharma, 2008
The number of new drugs approved per billion US
dollars spent on R&D has halved roughly every 9
years since 1950, falling around 80-fold in inflation-
adjusted terms.
Diagnosing the decline in pharmaceutical R&D efficiency, March
2012
The pharmaceutical industry is in a period of crisis
due to the low number of new drug approvals relative
to the high levels of R&D investment.
Getting pharmaceutical R&D back on target, March 2011

nature REVIEWS

nature REVIEWS

VALEANT Pharmaceuticals International, Inc.

Evidenced by both scientific & business
publications (2/2)
The pharmaceutical industry is facing unprecedented
challenges to its business model. Experienced
observers and industry analysts have even predicted
its imminent demise
How to improve R&D productivity: the pharmaceutical industry’s grand challenge, March 2010
Although investment in pharmaceutical research and
development (R&D) has increased substantially in this
time, the lack of a corresponding increase in the
output in terms of new drugs being approved indicates
that therapeutic innovation has become more
challenging.
The productivity crisis in Pharmaceutical R&D, June 2011

Economic Returns (%)

Novartis 8.4
J&J 8.2
Roche 7.7
Lilly 4.5
AstraZeneca 3.9
Merck 3
Sanofi 1.5
BMS 1.5
GSK 1
-3.2 Pfizer

VALEANT
Pharmaceuticals International, Inc.

“Big Pharma” economic returns from R&D below the cost of capital 9 Source: Forbes Who's The Best In Drug Research? 22 Companies Ranked, hiddenpipeline.com Average ~3.7% vs. cost of capital ~10%

R&D spend across the top 10 pharmacos has
flattened after a decade of double digit growth
Note: Includes J&J, Roche, Bayer, Sanofi, Eli Lilly, Novartis, Pfizer, GSK, Merck, AstraZeneca
CAGR: 0%
04
26.6
02 01 03 99 1998 2000
31.3
27.8
38.1
42.8
44.8
52.5
58.9 58.8
22.2
12 2013 10
25.0
11
CAGR: 10%
07 06 05 08 09
62.4
67.5
67.1
66.6
68.5
Combined R&D spend
$ Billions

74%
18%
8%
Top 50 products – Sources of innovation
Products = 50
Big Pharma: Top 10 companies at time of discovery
SOURCE: Evaluate
Only 4 of today's top 50 products were
discovered, developed, and commercialized
internally by "Big Pharma"
External
innovation
Internal R&D:
Big Pharma
Internal R&D:
Small/mid-size
Pharma and Biotech

Listing of top 50 2014 drugs (1/2)

Rank Company Product Originator 2014E
1 AbbVie Humira Knoll 12,049
2 Sanofi Lantus Hoechst 8,923
3 Gilead Sciences Sovaldi Pharmasset 8,773
4 Roche Rituxan IDEC Pharmaceuticals 7,879
5 GlaxoSmithKline Seretide/Advair Glaxo 7,832
6 Roche Avastin Genentech 7,338
7 Roche Herceptin Genentech 6,931
8 Johnson & Johnson Remicade Centocor 5,796
9 AstraZeneca Crestor Shionogi 5,349
10 Celgene Revlimid Celgene 4,885
11 Amgen Enbrel Immunex 4,727
12 Otsuka Holdings Abilify Otsuka Holdings 4,723
13 Novartis Gleevec Ciba-Geigy 4,588
14 Pfizer Lyrica Northwestern University 4,556
15 Amgen Neulasta Kirin-Amgen 4,485
16 Boehringer Ingelheim Spiriva Boehringer Ingelheim 4,273
17 Merck & Co Januvia Merck & Co 4,063
18 Pfizer Prevnar 13 Wyeth 4,006
19 Pfizer Enbrel Immunex 3,917
20 AstraZeneca Symbicort Turbuhaler Astra/Yamanouchi 3,803
21 Gilead Sciences Atripla Emory University 3,437
22 Novo Nordisk NovoRapid ZymoGenetics 3,265
23 Teva Pharmaceutical
Industries
Copaxone Weizmann Institute 3,248
24 Gilead Sciences Truvada Emory University 3,066
25 Biogen Idec Avonex Biogen 2,878
Big pharma developed in-house
Big Pharma: Top 10 companies at time of discovery
SOURCE: Evaluate

Listing of top 50 2014 drugs (2/2)

Rank Company Product Originator 2014
26 Eli Lilly Alimta Princeton University 2,807
27 Eli Lilly Humalog Eli Lilly 2,786
28 AstraZeneca Nexium Astra 2,723
29 Merck & Co Zetia Schering-Plough 2,665
30 Novo Nordisk Levemir Novo Nordisk 2,526
31 Merck & Co Remicade Centocor 2,480
32 Novo Nordisk Victoza Scios 2,472
33 Sanofi Plavix pre-Sanofi-Synthélabo 2,413
34 Novartis Gilenya Yoshitomi Pharmaceutical 2,412
35 Novartis Lucentis Genentech 2,397
36 Merck KGaA Rebif Weizmann Institute 2,388
37 Biogen Idec Tecfidera Fumapharm 2,374
38 CSL Privigen CSL 2,327
39 Novartis Diovan Ciba-Geigy 2,313
40 Sanofi Lovenox Rhône-Poulenc 2,299
41 Johnson & Johnson Zytiga The Institute of Cancer
Research
2,294
42 Eli Lilly Cialis ICOS 2,294
43 Pfizer Celebrex G.D. Searle 2,263
44 Allergan Botox Oculinum 2,238
45 Alexion Pharmaceuticals Soliris Alexion Pharmaceuticals 2,188
46 Baxter International Gammagard Liquid Baxter International 2,181
47 Merck & Co Janumet Merck & Co 1,992
48 Roche Lucentis Genentech 1,966
49 Baxter International Advate Baxter International 1,952
50 Pfizer Lipitor Warner-Lambert 1,929
Big pharma developed in-house
Big Pharma: Top 10 companies at time of discovery
SOURCE: Evaluate

Allergan similar to Big Pharma with ~80% of
2013 revenue acquired externally
Product Launch Date
2013 Sales
($M) Origin
Botox 1989 ~1,990
Purchased in 1987 from physician originator,
developed as a treatment for Strabismus
Alphagan 1996 ~220 Acquired from Pfizer
Tazorac 1997 ~90 Developed in house
Juvederm 2000 ~300 Acquired in Inamed purchase in 2005
Lumigan 2001 ~630 Developed in house
Restasis 2002 ~940
UGA in 1993; subsequently co-licensed, co-
developed, and co-marketed with Inspire
Pharmaceuticals
Aczone 2005 ~140 Bought from QLT in 2008
Combigan 2007 ~250 Combination product leveraging Alphagan
Latisse 2008 ~100 Fortunate side effect of existing product (Lumigan)
Breast implants NA ~420 Acquired in Inamed purchase in 2005
Other dermal fillers NA ~140 Acquired in Inamed purchase in 2005
SkinMedica NA ~80 Acquired in SkinMedica purchase in 2012
Source: annual reports, FDA, EvaluatePharma, press searches

# of drugs / $B in R&D spending

VALEANT
Pharmaceuticals International, Inc.

Source: “Diagnosing the decline in pharmaceutical R&D efficiency”, Jack W. Scannell, Alex Blanckley, Helen Boldon & Brian Warrington, Nature Reviews Drug
Discovery 11, 191-200 (March 2012); Allergan 10Ks, annual reports
Industry R&D productivity vs. Allergan
spending
1000
100
10
1.0
0.1
2010 2000 1990 1980 1970 1960 1950
Overall trend in R&D efficiency Allergan R&D spend trend ($B)
1.5
15E17E
1.2
2010
0.8
1.1
05
0.4
0.8
2000
0.2
95
0.1
1990
0.1
13
1.0

ALLERGAN
Johnson & Johnson
DANAHER
Roche
NOVARTIS

VALEANT
Pharmaceuticals International, Inc.

M&A has been an important part of many leading healthcare companies’ strategies Over the last 10 years number of Transactions with >$50M Deal Value Source: Capital IQ 16 10 21 22 27 30

A similar debate has occurred in the technology
sector along with many other industries
Innovation has nothing to do with how many R&D dollars you have.
When Apple came up with the Mac, IBM was spending at least 100 times more on R&D. It's not about money. It's about the people you have, how you're led, and how much you get it.
Steve Jobs, Forbes 1998
Indeed, the correlation between R&D spending and innovation isn't clear. In terms of proportional research spending, Apple ranked last on our list of top R&D spenders, with a 3.2% research and
development outlay ($844 million altogether). Yet nobody would accuse Apple-creator of the iPod and iPhone-of not being
innovative, or of not being able to transform its successes into bottom-line results. Apple's profit has grown an average of 62% over its last two fiscal years.
CIO Zone Top 50 Technology R&D Spenders 2007

Valeant’s approach to R&D 18

1. Products developed in our labs
2. Lifecycle management programs
4. Late-stage product in-licensing
5. Late-stage / pre-launch product
acquisition
3. Branded Generics development
We Build a Robust Pipeline Drawn from Internal
and External Sources
Our output-driven R&D
approach has delivered
more launches than most
competitors
Our approach to R&D is
lower cost and lower risk
without sacrificing quality or
likelihood of approval
We have a robust internal pipeline, which is
supplemented with aggressive business
development

Focusing on R&D Output Rather than Input
Traditional Big Pharma input-driven
approach
Focus on shots on goal
Higher spend levels assumed to
generate more new products
Incentives linked to investment levels
Valeant’s output focused approach
Focus on productivity – outputs
measured against inputs
Lower risk projects
Decentralization helps ensure right
products for right markets
Focus on line extensions and new
indications
Portfolio prioritization via rigorous,
unbiased peer scientific review
With overall industry R&D
productivity steadily declining,
traditional bets on R&D are unlikely
to pay off

21 Our R&D organization Total R&D Employees : 748 US R&D: 487 Ex-US R&D: 261 Majority of entrepreneurs have used proceeds to fund further innovation 1: includes quality 1

22
Valeant US Launch Products (1/2) – derm and
aesthetics
Product Category Description
Expected launch
date
Source Est. peak sales ($M)
Derm
Dermatitis, wound
healing
Re-launched Parented from SMG 25-75
Derm
Topical antifungal for
athlete’s foot
Launched Medicis 50-75
Neotensil™ Aesthetics
Topical product for
under-eye bags
Launched
Partnered from Living
Proof
80-100
Obagi360™ System Aesthetics
Skincare kit for women
in their 30’s
Launched Obagi 10-30
Retin-A Micro®
.08%
Derm
Topical treatment for
acne
Jun-14 Dow 20-30
Derm
Topical antifungal for
onychomycosis
Approved Dow 300-800
Ideal Implants Aesthetics Breast implant Q3 2014
Partnered from Ideal
Implant
25-75
Hyaluronic acid for lips Aesthetics Small particle filler Q4 2014 Medicis 20-30
Onexton™ Derm
Topical treatment for
acne
Q4 2014 Dow 50-75
Source: Valeant management estimates
Bensal HP
Luzu
Jublia
®
®
®

23
Valeant US Launch Products (2/2) – eye health,
consumer, and oral health
Product Category Description
Expected launch
date
Source Est. peak sales ($M)
enVista™ inserter
(lens)
Eye Health Launched B&L 40-50
PureVision 2 for
Presbyopia
Eye Health Daily contact lens Launched  B&L 20-30
Victus™
enhancements
Eye Health
Multiple
enhancements
Lens fragmentation
2H 2014
B&L 100-200
Ultra Eye Health
Silicone hydrogel
monthly lens
Launched B&L 300-400
BioTrue® multifocal Eye Health Daily contact lens May-14 B&L 60-80
Trulign™ expanded
ranges (lens)
Eye Health
Broader range of
powers
Q2 2014 B&L 40-60
CeraVe® baby line
Consumer OTC moisturizer Launched Dow 15-20
Peroxiclear™ Consumer
Peroxide based
contact lens solution
Launched B&L 50-70
Ossix® Plus Oral Health Dental membrane Launched
Partnered from Datum
Dental
10-20
Onset® Oral Health Dental analgesic Launched Acquired from Onset 40-50
Total $1,255M-2,270M
Source: Valeant management estimates
TM
Further enhancements

Dow Pharmaceutical Sciences
The D in Topicals R&D
Since 1977

Emerade 150 micrograms
Emerade 300 micrograms
Emerade 500 micrograms

neotensil™

VALEANT
Pharmaceuticals International, Inc.

Valeant has funded entrepreneurs and
innovation through acquisitions (1/2)
Acquired business from founder Gordon Dow and
President Bhaskar Chaudhuri
Majority of entrepreneurs have used proceeds to fund
further innovation
Acquired WW rights to Emerade anaphylaxis injector from
Larsson family
Larsson family continues in to work on next generation
Emerade
Partnered WW rights from Living Proof & 3 MIT scientists
responsible for development
Entrepreneurs continue to work on new platforms and
products

Pelenova
BIOTECNOLOGIA
Inovações Dermatológicas

ideal
IMPLANT®

VALEANT
Pharmaceuticals International, Inc.

Valeant has funded entrepreneurs and
innovation through acquisitions (2/2)
Partnered with Brazilian Biotech - Pelenova on
Regederm a novel scar treatment
Pelenova continuing to develop new therapies
Bought option to acquire Ideal Implant from Dr. Bob Hamas
and shareholders
Valeant payments to date have funded completion of clinical
study and seek FDA approval
Acquired WW rights for low dose brimonidine from Dr. Lee
Nordan and Dr. Jerry Horn
Dr. Nordan continues to develop novel therapies
Eye Therapies, LLC
Majority of entrepreneurs have used proceeds to fund
further innovation

Valeant acquisition R&D review
Have never stopped any program mid-stream/study
Peer review all programs
Programs placed into 2 categories
Invest:
high potential programs with strategic fit, carry to next
stage-gate and then re-assess
Programs continued to be re-assessed based on clinical data
Partner:
higher risk and/or lacking strategic fit, continue
development but look for strategic partner to lead development going forward
Partnerships have included Valeant payments/funding to help
with continuing clinical program
No partner interest:
Products that cannot find a partner or are pre-
development ideas that do not have scientific and commercial rationale are terminated
Typical in Pharma mergers to discontinue/rationalize R&D programs

Dow

The D i

BIOVAIL

MEDICIS

A DIVISION OF VALEANT PHARMACEUTICALS

BAUSCH+LOMB

Valeant has invested in or partnered over 70% of
acquired projects
Acquired
portfolio
Invested by
Valeant Partnered
No partner
interest
99 0 75 24
19 6 6 7
development
16 9 3 4
–
Staccato(R) Loxapine
–
Istradefyllin approved in Japan in
Phase 3 in US
Status of out-partnered products
1 Staccato(R) Loxapine launched by Alexza and Teva as Adasuve in 2013
2 Includes products in negotiation
142 15 92 35
8 0 8 0
N/A
2 launched in select markets:
All others in Phase 2/3, 1 in Phase 1
E-TAZ, TWIN for acne vulgaris in
Failed to demonstrated clinical viability
No external parties interested in
partnering
No projects terminated before reaching
next milestone
Criteria used to terminate:
2
1

Dow Pharmaceutical Sciences
The D in Topicals R&D
Since 1977

VALEANT
Pharmaceuticals International, Inc.

Dow Overview
Acquired dermatology R&D house with leading capabilities and track record
Developed/had a part in developing most major dermatology drugs
Full capabilities from preclinical through regulatory
Senior/R&D leadership retained to bring on capabilities and experience
R&D programs had largely been sourced internally
Reviewed all programs with both Valeant and Dow R&D, maintained all 8 significant R&D programs, bringing several to market through in-house commercialization capabilities and successfully launching Acanya:
Approved/Filed
Acanya: Approved
Ram .08: Approved
IDP-108 (Jublia): Approved
Onexton: Filed
Phase IIB
IDP-118
4 compounds failed over time, all by missing endpoints

BIOVAIL

VALEANT
Pharmaceuticals International, Inc.

Biovail Overview
Merger to bring two specialty companies together to create scale and platform for acquisitions
Strong, growing Canadian business
US business with portfolio of tail assets
No research capabilities with R&D pipeline in-licensed or acquired from
3  parties
Reviewed all pipeline programs, Biovail primarily focused on orphan neurology indications, with most products being non-strategic to Valeant going forward
Scientists/R&D professionals and commercial voted (executive team did not vote)
~60% of programs partnered to companies with focus in neurology; two products have received approval to date
Launched generic fenofibrate
Terminated several Gx filings and low-probability life-cycle management programs

rd

MEDICIS

VALEANT Pharmaceuticals International, Inc.

Medicis Overview (1/2)
Acquired North American dermatology company with complementary portfolio
Low growth, prior year with stock price that had underperformed S&P over previous 10 years
Declining acne franchise
Underperforming aesthetic business
No research capabilities with significant capital expenditures to build
R&D pipeline from in-licensing and acquisitions, majority of development activities outsourced
Notable partnerships/acquisitions:
Graceway
Galderma/Q-Med aesthetics
Sol-Gel
NNC

MEDICIS®

VALEANT
Pharmaceuticals International, Inc.

Medicis Overview (2/2)
Reviewed all 20 significant R&D programs led by Medicis R&D teams
Scientists/R&D professionals and Medicis commercial voted (executive team did not vote), no material disagreement on prioritized programs
Maintained late stage programs, bringing 4 programs to the FDA for approval:
Luzu: filed and launched
Metrogel 1.3%: filed and out-licensed to commercial partner
SPHAL: filed awaiting approval
Perlane LCM: filed awaiting approval
Brought in Emervel product from Galderma, which Medicis had
previously declined
Out-licensed/actively negotiating earlier stage dermatology programs or programs that were outside of the core dermatology/aesthetics platform
Terminated programs were mainly oral acne products where
approval/regulatory guidance has become increasingly difficult

BAUSCH + LOMB

VALEANT
Pharmaceuticals International, Inc.

B&L Overview (1/2)
Acquired global eye health company as platform worldwide
Global franchise in contact lens, solutions, and OTCs
Strong franchise in surgical devices
Strong US pharmaceuticals business
R&D portfolio largely built from capital expenditure for in-licensing, acquisitions, and partnerships with in house research largely focused in contact lenses
Notable acquisitions:
Ista
TPV
Eyeonics
Notable in-licenses:
Latanoprostine
Mapracorat
Mimetogen, licensed between signing and close
Brimonodine

BAUSCH + LOMB

VALEANT
Pharmaceuticals International, Inc.

B&L Overview (2/2)
Reviewed ~100 R&D programs with both Valeant and B&L R&D teams
Scientists/R&D professionals and B&L commercial voted (executive team did not vote), no material disagreement on prioritized programs
Maintained ~74% of programs, including all late stage R&D programs, bringing all programs to their next stage-gate:
Ultra: filed and launched
Peroxiclear: launched
Latanoprostine: in Phase III
Brimonodine: in Phase III
Mimetogen: Phase II, in-licensed between signing and close
Mapracorat: failed Phase III endpoints
Terminated programs were largely very early stage/conceptual programs with little investment to date
No products partnered to date